JUN-26-2003 11:43 6177426209 P.02

01/13/2003 MON 16:11 FAX 617 261 0855



03053091

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-37969

48018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAULSEN SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 SCHOOL ST.
(No. and Street)

BOSTON (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD PAULSEN 617 742-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman, Suvalle & Salomon, P.C.
(Name — if individual, state last, first, middle name)

70 Wells Avenue
Newton, MA 02459-3210
(Address) (City) (State) (Zip Code)



RECD S.E.C.
JUN 2 6 2003

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Statement of Financial Condition
December 31, 2002

Assets

Cash	$	465,538
Deposit at carrying broker		75,000
Commission receivable		70,490
Securities owned:		
Marketable securities owned by the Company, at market value		60,490
Not readily marketable, at estimated fair value		46,100
Furniture and equipment, less accumulated depreciation of $146,076		81,002
Security deposit, other		3,040
Total assets	$	801,660

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	36,255
Stockholder's equity		
Common stock, $.01 par value, authorized, issued and outstanding		10
Additional paid-in capital		264,990
Retained earnings		500,405
Total stockholder's equity		765,405
Total liabilities and stockholder's equity	$	801,660

See independent auditors' report and notes to financial statements.